UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ACIES CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

004507208
(CUSIP Number)

Kurt Neubauer
6011 Westline Drive
Houston, Texas 77036
 Telephone: (713) 522-4701
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Kurt Neubauer

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
N/A

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power

1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total common stock (equal to 1,288,584 voting shares as of the date of this filing).

Number of Shares	| 8 | Shared Voting Power
Beneficially	-0-
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With
1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total common stock (equal to 1,288,584 voting shares as of the date of this filing)(subject to the terms of the Exchange Agreement described below).

| 10 | Shared Dispositive Power
-0-

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total common stock (equal to 1,288,584 voting shares as of the date of this filing).

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)
100% of the Company’s outstanding Series A Preferred Stock; and 51% of the Company’s outstanding voting stock.

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Acies Corporation (the “Company”).  The principal executive offices of the Company are located at 3363 N.E. 163rd Street, Suite 705, North Miami Beach, Florida 33160.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Kurt Neubauer.  Mr. Neubauer’s business address is 6011 Westline Drive, Houston, Texas 77036.  Mr. Neubauer is the Chief Executive Officer of Champion Entertainment, Inc., which develops, produces and distributes family and faith based content for the film and television industry.

(d)-(e)  During the last five years, Mr. Neubauer: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Neubauer is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

On November 29, 2012, the Company, Champion Entertainment, Inc., a private Texas corporation (“Champion”), Oleg Firer, the Company’s President and Director, Steven Wolberg, the Company’s Director and Chief Strategy Officer (Mr. Firer and Mr. Wolberg, collectively, the “Sellers”) and Mr. Neubauer, entered into a Capital Stock Exchange Agreement (the “Exchange Agreement”).

Pursuant to the Exchange Agreement, on the closing date (the “Closing”), which is subject to the Closing Conditions, described below, the Company will exchange 81,003,000 shares of its restricted common stock for 100% of the outstanding common stock of Champion, the result of which will be that Champion will become a wholly-owned subsidiary of the Company and the shareholders of Champion will become the Company’s majority common stock shareholders.

The conditions which have to occur prior to Closing the Exchange Agreement include the following “Closing Conditions”:

•
The Sellers have to assume or discharge all of the liabilities of the Company other than funds owed to the Company’s Transfer Agent and certain other transaction related expenses (including the cost of bringing the Company’s filings with the SEC current), which have been agreed to be paid by Champion;

•	The Company shall have obtained audits of its financial statements for the years ended December 31, 2011 and 2012;

•	The Company shall be current in its Securities and Exchange Commission filings;

•	A Form 8-K disclosing the Closing of the Exchange Agreement shall have been drafted and be ready to be filed;

•	The Company shall have obtained confirmation from FINRA that it is compliant with FINRA rules and regulations; and

•	The Sellers shall have entered into a lock-up agreement limiting the sale of their shares of the Company for a period of two years, as further described in the Exchange Agreement.

The Exchange Agreement further provided that Champion would be responsible for paying all costs and expenses associated with bringing the Company’s filings current with the Securities and Exchange Commission; provided that the Sellers agreed to reimburse such costs and expenses in the event the Exchange Agreement is terminated by Champion due to the breach of the agreement by the Company or Sellers.

Additionally, the Exchange Agreement provided that upon the parties entry into the Exchange Agreement, Mr. Firer would transfer the 1,000 shares of Series A Preferred Stock which he held to Mr. Neubauer, pending the Closing of or the termination of the Exchange Agreement, which shares have been transferred to date.  The Series A Preferred Stock give the holder thereof the right to vote 51% of the shareholder vote on any and all shareholder matters (the “Super Majority Voting Rights”).

The Exchange Agreement can be cancelled by any party if the Closing Conditions cannot be satisfied within nine months following the execution date of the Share Exchange (July 29, 2013), or upon a breach of the agreement (subject to the cure provisions set forth in the Exchange Agreement), by the non-breaching party.  Upon any termination of the Exchange Agreement, Mr. Neubauer is required to transfer the Series A Preferred Stock Shares and therefore control of the Company back to Mr. Firer.

Item 4. Purpose of Transaction

Mr. Neubauer acquired the securities for investment purposes.  In the future, depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Neubauer may purchase additional securities of the Company or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

Mr. Neubauer does not currently have any plans or proposals which relate to or would result in the following, other than pursuant to the Exchange Agreement, described above:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Neubauer does not have any plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (j), above.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Neubauer beneficially owns an aggregate of 1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total common stock (equal to 1,288,584 voting shares as of the date of this filing).

(b)
Mr. Neubauer has the sole power to vote or to direct the vote of and sole power to dispose or direct the disposition of 1,000 Series A Preferred Stock shares, which can vote 51% of the Company’s total common stock (equal to 1,288,584 voting shares as of the date of this filing).

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Neubauer.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Mr. Firer and Mr. Neubauer are subject to the terms and conditions of a Stock Transfer Agreement, dated December 5, 2012, which governs the terms and conditions of the transfer of the Series A Preferred Stock and the right of Mr. Firer to have such Series A Preferred Stock transferred back to him in the event of the termination of the Exchange Agreement, as discussed above.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
10.1*	Stock Transfer Agreement

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2012

By: /s/ Kurt Neubauer
            Kurt Neubauer